SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                             SPACEHAB, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    846243103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Westech Capital Corp.
                           2700 Via Fortuna, Suite 400
                               Austin, Texas 78746
                Attention: President and Chief Operating Officer
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 846243103
----------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Westech Capital Corp.
        13-3577716
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       692,732(1)

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      692,732(1)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          692,732(1)
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions)
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.5%(2)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          CO
--------------------------------------------------------------------------------

(1) John Joseph Gorman owns 58% of the common stock of Westech Capital Corp. and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corp. Westech Capital Corp. and Mr. Gorman share voting and dispositive power with respect to 151,400 shares of common stock, which are held by Westech Capital Corp. Westech Capital Corp., Mr. Gorman and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(2) Assumes a total of 12,571,962 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

                                  SCHEDULE 13D

CUSIP No. 846243103
----------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tejas Securities Group, Inc.
        74-2696352
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Texas

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       541,332(1)

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      541,332(1)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          541,332(1)
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions)
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        4.3%(2)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          CO
--------------------------------------------------------------------------------

(1) Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., Westech Capital Corp., and Mr. Gorman share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(2) Assumes a total of 12,571,962 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

                                  SCHEDULE 13D

CUSIP No. 846243103
----------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John Joseph Gorman and Tamra I. Gorman

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        John Joseph Gorman-PF; Tamra I. Gorman-OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       431,225(1)
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       797,419(2)

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       431,225(1)
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      797,419(3)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,228,644(3)
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions)
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        9.8%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          IN
--------------------------------------------------------------------------------

(1) Mr. Gorman has sole voting and dispositive power with respect to 431,225 shares of common stock, which are held in his 401(k) account.

(2) Mr. Gorman and his spouse, Tamra I. Gorman, share voting and dispositive power with respect to (i) 52,344 shares of common stock, which are held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (ii) 52,343 shares of common stock, which are held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee (the Ryleigh Gorman Trust and the John Joseph Gorman V Trust, collectively, the "Trusts"). Mr. Gorman owns 58% of the common stock of Westech Capital Corp and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corp. Mr. Gorman and Westech Capital Corp. share voting and dispositive power with respect to 151,400 shares of common stock, which are held by Westech Capital Corp. Mr. Gorman, Westech Capital Corp., and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(3) Mrs. Gorman may be deemed to beneficially own the shares of common stock which Mr. Gorman is deemed to beneficially own.

(4) Assumes a total of 12,571,962 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

                                  SCHEDULE 13D

      This Amendment No. 1 (this "Amendment") relates to the Schedule 13D (the "Schedule 13D") filed on behalf of (i) Westech Capital Corp., a Delaware corporation ("Westech"), (ii) Tejas Securities Group, Inc., a Texas corporation ("Tejas"), (iii) John Joseph Gorman ("Mr. Gorman") and (iv) Tamra I. Gorman ("Mrs. Gorman") (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on September 14, 2004, relating to the shares of common stock (the "Common Stock") of SPACEHAB, Incorporated (the "Issuer"). Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

      Items 3 and 5 of the Schedule 13D are amended and supplemented as follows:

Item 3. Source and Amount of Funds

      As of the date hereof, Westech directly holds 151,400 shares of Common Stock. Westech acquired those shares prior to such date. The source of funds used to acquire such shares was the working capital of Westech. The net investment cost (excluding commissions, if any) of the shares of Common Stock held by Westech is $582,056.

      On September 13, 2004, Tejas transferred 541,332 shares of Common Stock from a market-making account to its proprietary trading account. The net investment cost (excluding commissions, if any) of the shares of Common Stock held by Tejas is $2,004,523.

      As of the date hereof, Mr. Gorman and Mrs. Gorman, through holdings in Mr. Gorman's 401(k) account and the Trusts, beneficially own 535,912 shares of Common Stock. These shares were acquired at various times prior to such date. The source of the funds used to acquire such shares was the personal funds of Mr. Gorman and the Trusts. The net investment cost (excluding commissions, if any) of the shares of Common Stock held by Mr. Gorman, Mrs. Gorman and the Trusts is $603,834.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, Westech beneficially owns in the aggregate 692,732 shares of Common Stock, 151,400 of which were held directly by Westech and 541,332 of which were held in a proprietary trading account for Tejas, which represents 5.5% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 692,732 shares of Common Stock beneficially owned by Westech as of such date, by (ii) 12,571,962 shares of Common Stock outstanding, based upon the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

      As of the date hereof, Tejas beneficially owns 541,332 shares of Common Stock, which represents 4.3% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 541,332 shares of Common Stock beneficially owned by Tejas as of such date, by (ii) 12,571,962 shares of Common Stock outstanding, based upon the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

      As of the date hereof, Mr. Gorman and Mrs. Gorman beneficially own in the aggregate 1,228,644 shares of Common Stock (including the 692,732 shares of Common Stock beneficially owned by Westech that Mr. Gorman may be deemed to beneficially own), which represents 9.8% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 1,228,644 shares of Common Stock beneficially owned by Mr. Gorman and Mrs. Gorman as of such date, by (ii) 12,571,962 shares of Common Stock outstanding, based upon the Issuer's Annual Report on Form 10-K filed for the fiscal year ended June 30, 2004.

      In addition, as of the date hereof, Mr. Inglehart, a director of Westech and Tejas, beneficially owns 7,500 shares of Common Stock, which shares are held directly by his spouse.

      (b) Westech shares the power to vote and dispose of (i) 151,400 shares of Common Stock with Mr. Gorman and (ii) 541,332 shares of Common Stock with Tejas and Mr. Gorman.

      Tejas shares the power to vote and dispose of 541,332 shares of Common Stock with Westech and Mr. Gorman.

      Mr. Gorman has sole voting and dispositive power with respect to 431,225 shares of Common Stock held in his 401(k) account. Mr. Gorman and his spouse, Mrs. Gorman, share voting and dispositive power with respect to (i) 52,344 shares of Common Stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and
(ii) 52,343 shares of Common Stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mr. Gorman shares the power to vote and dispose of (i) 151,400 shares of Common Stock with Westech and (ii) 541,352 shares of Common Stock with Westech and Tejas. As described in Item 2 of the Schedule 13D, Mr. Gorman is the Chairman of the Board of Westech and Tejas. In addition, as of the date hereof, Mr. Gorman beneficially owns approximately 58% of Westech's common stock.

      The filing of this Schedule 13D shall not be construed as an admission that Westech or Tejas is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 431,225 shares of Common Stock held in Mr. Gorman's 401(k) account or any of the 104,687 shares of Common Stock held in the Trusts.

      The filing of this Schedule 13D shall not be construed as an admission that Mr. Gorman and Mrs. Gorman are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 692,732 shares of Common Stock beneficially owned by Westech or any of the 541,332 shares of Common Stock beneficially owned by Tejas.

      (c) In addition to the purchases or sales of the Issuer's Common Stock listed in Item 5(c) of the Schedule 13D, the following is a list of all purchases or sales of the Issuer's Common Stock by the Reporting Persons within the past 60 days:


            On October 8, 2004, Mr. Gorman, through holdings in his 401(k) account, purchased 400,000 shares of Common Stock at a price of $1.20 per share.


      (d) Not Applicable.

      (e) Not Applicable.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 15, 2004                   Westech Capital Corp.


                                    By:  /s/ Kurt J. Rechner
                                       ---------------------------------
                                       Kurt J. Rechner, President
                                       and Chief Operating Officer


                                    Tejas Securities Group, Inc.


                                    By:  /s/ Kurt J. Rechner
                                       ---------------------------------
                                       Kurt J. Rechner, President
                                       and Chief Operating Officer


                                     /s/ John Joseph Gorman
                                    ------------------------------------
                                    John Joseph Gorman

                                     /s/ Tamra I. Gorman
                                    ------------------------------------
                                    Tamra I. Gorman